Exhibit (a)(5)(ii)

Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379 4300 Fax: 919 379 4346 www.aointl.com

NEWS RELEASE	Contact: Joel L. Thomas
(919) 379-4300
January 22, 2014

ALLIANCE ONE INTERNATIONAL, INC. INCREASES PURCHASE PRICE OF

AND EXTENDS TENDER OFFER FOR

ANY AND UP TO ALL OF ITS OUTSTANDING

5 1⁄2% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2014

(CUSIP NO. 018772AQ6)

MORRISVILLE, N.C. – (January 22, 2014) – Alliance One International, Inc. (NYSE:AOI) (“Alliance One” or the “Company”) today announced that it has amended its previously announced cash tender offer (the “Tender Offer”) for up to $55.0 million in aggregate principal amount outstanding of its 5 1⁄2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”) to increase the Tender Offer purchase price to $1,025 per $1,000 principal amount of Convertible Notes and to extend the expiration time for the Tender Offer to midnight, New York City time, at the end of Wednesday, February 12, 2014.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated December 20, 2014, as amended and supplemented (the “Offer to Purchase”). The Offer to Purchase and the related letter of transmittal more fully set forth the terms of the Tender Offer. Information relating to the Tender Offer is listed in the table below.

CUSIP No.	Title of Security	Principal Amount Outstanding	Tender Offer Consideration(1)
018772AQ6	5 1⁄2% Convertible Senior Subordinated Notes due 2014	$55,000,000	$1,025.00

(1)	Per $1,000 principal amount of Convertible Notes excluding accrued and unpaid interest, which will be paid in addition to the Tender Offer Consideration.

As of 5:00 p.m. on Tuesday, January 21, 2014, $29,072,000 in aggregate principal amount of Convertible Notes have been tendered and not validly withdrawn.

Questions and Requests for Documents

The Company has retained Deutsche Bank Securities Inc. to serve as the dealer manager for the Tender Offer and D.F. King & Co. to serve as the information agent and tender agent. Questions regarding the Tender Offer may be directed to Deutsche Bank Securities Inc. at (212) 250-7527 (collect) or at (855) 287-1922. Requests for documents may be directed to DF King & Co., Inc. at (212) 269-5550 (collect) or at (800) 423-2107 (toll-free). The Tender Offer documents are also available online without charge on the website of the Securities and Exchange Commission at www.sec.gov.

This press release is for informational purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, any securities. The Tender Offer is being made solely pursuant to the Offer to Purchase and the related letter of transmittal, which set forth the complete terms of the Tender Offer.

Forward Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained under the heading of “Risk Factors” listed from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed on June 17, 2013.

About Alliance One

Alliance One International, Inc. is a leading independent leaf tobacco merchant serving the world’s cigarette manufacturers.

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